UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . . . 2.50
FORM 12b-25	SEC FILE NUMBER 000-24385
NOTIFICATION OF LATE FILING	CUSIP NUMBER 807864 103

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
☐	Form N-CSR
For Period Ended: July 27, 2013
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
School Specialty, Inc.
Full Name of Registrant
Former Name if Applicable W6316 Design Drive
Address of Principal Executive Office (Street and Number) Greenville, Wisconsin 54942

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

School Specialty, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended July 27, 2013 (the “Form 10-Q”). On January 28, 2013, the Company and certain of its subsidiaries (the “Debtors”) filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware, jointly administered as Case No. 13-10125 (KJC) under the caption “In re School Specialty, Inc., et al.” (the “Chapter 11 Cases”).  The Debtors continued to operate their business as “debtors-in-possession” under the jurisdiction of the bankruptcy court and in accordance with the applicable provisions of Chapter 11 and orders of the bankruptcy court.  On May 23, 2013, the bankruptcy court entered an order confirming the Debtors’ Second Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, and a corrected copy of such order was entered by the Bankruptcy Court on June 3, 2013 (the “Reorganization Plan”).  The Reorganization Plan became effective on June 11, 2013 (the “Effective Date”).

During the pendency of the Chapter 11 Cases and following the date of the Company’s emergence from bankruptcy pursuant to the Reorganization Plan, in addition to their regular financial reporting duties, the Company’s management team and other finance and accounting personnel were required to devote significant time and attention to matters relating to and on the preparation of certain materials required in connection with the Chapter 11 Cases and the Reorganization Plan, including the preparation of financial statements based on “fresh start” accounting rules.  Due to the complexities of these various efforts and the effects of the Chapter 11 Cases and the Reorganization Plan on the Company’s consolidated financial statements and related disclosure, the Company is unable to complete the preparation of its consolidated financial statements and related disclosures to be included in the Form 10-Q to have them properly certified by its principal executive officers in order to timely file the Form 10-Q. Consequently, the Company will not be able to timely file the Form 10-Q due on September 10, 2013, without unreasonable effort or expense. The Company expects to file the Form 10-Q on or before September 16, 2013.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	David N. Vander Ploeg (Name)	920 (Area Code)	882-5854 (Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section

30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of June 11, 2013, the Company adopted fresh-start accounting in accordance with ASC 852.  The adoption of fresh-start accounting resulted in the Company becoming a new entity for financial reporting purposes. Accordingly, the financial statements on or prior to June 11, 2013 are not comparable with the financial statements for periods after June 11, 2013.  References to “Predecessor Company” refer to the financial position and results of operations of the Company prior to the bankruptcy emergence and references to “Successor Company” refer to the financial position and results of operations of the reorganized Company subsequent to bankruptcy emergence on June 11, 2013.

The Company expects to report net income of approximately $17 million in the seven weeks ended July 27, 2013 and approximately $101 million in the in the six weeks ended June 11, 2013, compared to net income of $18.3 million in the three months ended July 28, 2012.  The primary items contributing to the increase in combined net income of the Successor Company and the Predecessor Company compared to the three months ended July 28, 2012 of the Predecessor Company are (a) a combined $107 million of reorganization items partially offset by (b) an estimated combined $12 million decline in operating profit related to revenue declines. The Company estimates that a portion of the revenue declines are temporary as orders shift between the first and second quarters.

As noted above, on January 28, 2013 the Company and certain of its subsidiaries filed the Chapter 11 Cases.  The Chapter 11 Cases were filed in response to an environment of ongoing declines in school spending and a lack of sufficient liquidity, including trade credit provided by the Debtors’ vendors, to permit the Debtors to pursue their business strategy to position the School Specialty brands successfully for the long term. As part of the Chapter 11 Cases, the Debtors developed and implemented a Reorganization Plan that met the standards for confirmation under the Bankruptcy Code. The Reorganization Plan materially altered for the Successor Company the classifications and amounts reported in the Company’s consolidated financial statements to be included in the Form 10-Q, as compared to the Predecessor Company.

Statement Concerning Forward-Looking Statements

Any statements made in this notification of late filing about future financial condition, results of operations, expectations, plans, or prospects, including the expected net income and factors contributing to such net income, constitute forward-looking statements. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “should,” “plans,” “targets” and/or similar expressions. These forward-looking statements are based on the Company’s current estimates and assumptions and, as such, involve uncertainty and risk. Forward-looking statements are not guarantees of future performance, and actual results may differ materially from those contemplated by the forward-looking statements because of a number of factors, including the factors described Item 1A of the Company’s Annual Report on Form 10-K for the fiscal year ended April 27, 2013, which factors are incorporated herein by reference. Except to the extent required under the federal securities laws, the Company does not intend to update or revise the forward-looking statements

                    School Specialty, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   September 11, 2013                           By  /s/ David N. Vander Ploeg
David N. Vander Ploeg
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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